KINETIK HOLDINGS INC.

2700 Post Oak Boulevard, Suite 300

Houston, Texas 77056

(713) 621-7330

July 21, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kinetik Holdings Inc.

Registration Statement on Form S-3 (File No. 333-266106)

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Kinetik Holdings Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-266106) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 5:00 p.m., Eastern Time, on Monday, July 25, 2022, or as soon as practicable thereafter.

Please call Scott Rubinsky of Vinson & Elkins L.L.P at (713) 758-3287 with any questions regarding this matter.

Very truly yours,

Kinetik Holdings Inc.

By:	/s/ Todd Carpenter
Todd Carpenter
General Counsel, Corporate Secretary and Chief Compliance Officer